PART II
INFORMATION TO BE INCLUDED IN REPORT

Item 7. Financial Statements

XTI AIRCRAFT COMPANY

Financial Statements
and
Independent Auditors’ Report
December 31, 2015 and 2014

XTI AIRCRAFT COMPANY

INDEPENDENT AUDITORS' REPORT

To the Stockholders
XTI Aircraft Company
Englewood, Colorado

We have audited the accompanying financial statements of XTI Aircraft Company, which are comprised of the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

To the Stockholders
XTI Aircraft Company
Page Two

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTI Aircraft Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

EMPHASIS OF OTHER MATTERS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

EKS&H LLLP

May 19, 2016
Denver, Colorado

XTI AIRCRAFT COMPANY

Balance Sheets

	December 31,
	2015	2014

Assets

Current assets
Cash	$-	$12,618
Deposits	67,560	-
Total current assets	67,560	12,618

Non-current assets
Patent	60,870	35,505
Trademarks	7,056	3,122
Total non-current assets	67,926	38,627

Total assets	$135,486	$51,245

Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable	$46,330	$1,046
Accounts payable - related party	511,628	60,904
Accrued interest	8,343	3,677
Convertible notes - related party	860,444	-
Revolving line-of-credit - related party	-	303,236
Total current liabilities	1,426,745	368,863

Commitments and contingencies

Stockholders’ deficit
Common stock, $0.001 par value, 100,000,000 shares authorized at December 31, 2015 and 2014, and 35,869,565 and 100,000 shares issued and outstanding, respectively	35,870	100
Additional paid-in capital - contribution from stockholder	350,347	102,877
Retained deficit	(1,677,476)	(420,595)
Total stockholders’ deficit	(1,291,259)	(317,618)

Total liabilities and stockholders’ deficit	$135,486	$51,245

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Operations

	For the Years Ended
	December 31,
	2015	2014

Operating expenses
Conceptual design	$242,590	$151,320
Sales and marketing	391,809	69,621
General and administrative	604,641	107,319
Total operating expenses	1,263,940	328,260

Operating loss	(1,239,040)	(328,260)

Interest expense	(17,841)	(3,677)

Net loss	$(1,256,881)	$(331,937)

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Changes in Stockholders’ Deficit
For the Years Ended December 31, 2015 and 2014

			Additional
			Paid-In
			Capital -
			Contribution
	Common Stock		from	Accumulated
	Shares	Amount	Stockholder	Deficit	Total
Balance at December 31, 2013	100,000	$100	$102,877	$(88,658)	$14,319
Net loss	-	-	-	(331,937)	(331,937)
Balance at December 31, 2014	100,000	100	102,877	(420,595)	(317,618)
Issuance of shares for compensation	10,869,565	10,870	-	-	10,870
Stockholder contributions	24,900,000	24,900	247,470	-	272,370
Net loss	-	-	-	(1,256,881)	(1,256,881)
Balance at December 31, 2015	35,869,565	$35,870	$350,347	$(1,677,476)	$(1,291,259)

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Cash Flows

	For the Years Ended
	December 31,
	2015	2014

Cash flows from operating activities
Net loss	$(1,256,881)	$(331,937)
Adjustments to reconcile net loss to net cash used in operating activities
Stock compensation	10,870	-
Changes in operating assets and liabilities
Deposits	(67,560)
Patent	(25,365)	(24,505)
Trademarks	(3,934)	(3,122)
Accounts payable	45,284	48,372
Accounts payable - related party	450,724	-
Accrued interest	17,842	3,677
	427,861	24,422
Net cash used in operating activities	(829,020)	(307,515)

Cash flows from financing activities
Proceeds from convertible notes	97,268	-
Revolving line-of-credit, net	446,764	303,236
Stockholder contributions	272,370	-
Net cash provided by financing activities	816,402	303,236

Net decrease in cash	(12,618)	(4,279)

Cash - beginning of period	12,618	16,897

Cash - end of period	$-	$12,618

Supplemental disclosure of non-cash activity:

Interest paid in-kind totaled $9,498 and $3,678 during the years ended December 31, 2015 and 2014, respectively. In August 2015, the revolving line-of-credit - related party converted into the convertibles notes - related party for $750,000 and $13,176 of unpaid interest.

See notes to financial statements.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” or “we”) is a privately owned aviation business incorporated in Delaware in 2009 to develop vertical takeoff airplanes. XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. This vertical takeoff airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since our inception, we have been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development. We are considered to be a development stage company since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced.

Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of December 31, 2015, the Company does not have any cash, current liabilities totaling $1,426,745, and inception-to-date losses totaling $1,677,476, raising significant doubt about the Company’s ability to continue as a going concern.

In order for the Company to continue as a going concern, XTI’s plan is to expand its financing plans to include an offering under proposed Regulations A+, as set forth in regulations proposed by the Securities and Exchange Commission. Nonetheless, to date we have not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that we will be able to secure additional debt or equity financing, that we will be able to obtain positive cash flow operations, or that, if we are successful in any of those actions, those actions will produce adequate cash flow to enable us to meet our future obligations. If we are unable to obtain additional debt or equity financing, we may be required to reduce or cease operations. The inability or failure to do so could adversely affect the Company’s business, financial condition, and results of operations.

Cash

The Company holds cash in a checking account. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. No amortization expense has been recorded for the years ended December 31, 2015 and 2014. The Company will begin amortizing the patents over their respective useful lives once the patents and trademarks are awarded.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

Conceptual Design Costs

Conceptual design costs, also referred to as research and development costs, of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan. For the years ended December 31, 2015 and 2014, the Company incurred conceptual design cost expenses of $242,590 and $151,320, respectively.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the years ended December 31, 2015 and 2014, the Company incurred advertising and promotion expenses of $391,809 and $69,621, respectively. As of December 31,2015 and 2014, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

Income Taxes

The Company has elected to file its income tax returns as an S corporation. Stockholders of S corporations are taxed on their proportionate share of the entity’s taxable income. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

The Company follows a more-likely-than-not measurement methodology to reflect the financial statement impact of uncertain tax positions taken or expected to be taken in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the stockholders rather than the Company.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of December 31, 2015.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

Long-Lived Assets (continued)

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at December 31, 2015 and 2014.

Presentation of a Development Stage Company

The Company has elected to early adopt and present financials following Accounting Standards Update No. 2014-10, Development Stage Entities: Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities in Topic 810, Consolidation (“ASU 2014-10”). ASU 2014-10 updates and removes the financial reporting distinction between development stage entities and other reporting entities from U.S. generally accepted accounting principles. In addition, it eliminates the requirements for development stage entities to present the following:

(1)	Present inception-to-date information in the statements of income, cash flows, and stockholders’ equity;
(2)	Label the financial statements as those of a development stage entity;
(3)	Disclose a description of the development stage activities in which the entity is engaged; and
(4)	Disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage.

The amendments related to the elimination of inception-to-date information and the other remaining disclosure requirements pertaining to development stage entities are to be applied retrospectively. The amendments related to the disclosure of risks and uncertainties are to be applied prospectively. ASU 2014-10 is effective for the Company for annual reporting periods beginning December 15, 2016, and for the interim periods therein, with early application of each of the amendments permitted for any annual reporting period or interim period for which the entity’s financial statements have not yet been issued. As a result, the Company adopted ASU 2014-10 as of December 31, 2013, and the effects of the adoption are reflected in the accompanying financial statements and related notes. As described above, the adoption of ASU 2014-10 eliminated certain disclosures of information formerly required of development stage entities, including inception-to-date information in the accompanying statements of operations, cash flows, and changes in stockholders’ deficit. The elimination of these disclosure requirements had no other effect on the amounts reported for total assets, liabilities, stockholders’ deficit, or net loss.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 2 - Revolving Line-of-Credit - Related Party

On January 1, 2014, the Company obtained a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $750,000. Under terms of the agreement, balances drawn on the revolving line-of-credit will bear interest of 3% annually. As of December 31, 2015 and 2014, the balance on the revolving line-of-credit was $0 and $303,236, respectively, and did not surpass the $750,000 maximum draw during the course of the year.

During August 2015, the Company drew the maximum credit line of $750,000 and converted the $750,000 line-of-credit plus accrued interest into a convertible note payable to the stockholder. For additional information on this note, refer to Convertible Notes - Related Party Note 3.

Note 3 - Convertible Notes - Related Party

In August 2015, the revolving line-of-credit agreement was superseded and replaced by a convertible note agreement. The stockholder remains the lender under this agreement. The convertible note has a principal amount of $763,176 and accrues interest at a rate of 3% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $5.0 million in total from investors;
•	$250,000 matures once the Company receives at least $10.0 million in total from investors; and
•	$263,174 matures once the Company receives at least $15.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The terms of the conversion state that the shares to be issued to the stockholder upon a conversion shall be equal to the value of shares based on a $35 million pre-money valuation of the Company. The conversion may occur at any time on or before the third maturity date noted above. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company.

During 2015, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $97,268 and bears interest at a rate of 3.0% per annum. The holder of this note may demand repayment of the note at any time and has the option to receive repayment of the note in either cash or in shares of common stock of the Company based on the fair market value of the Company’s common stock on the date of the conversion.

Note 4- Stockholders’ Equity

The Company had 100,000 shares of common stock with a par value of $0.001 authorized and 100,000 shares issued and outstanding at December 31, 2013.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 4 - Stockholders’ Equity (continued)

On December 30, 2014, the Board of Directors amended and approved the authorization of 100,000,000 shares of common stock with a par value of $0.001.

On January 1, 2015, the Company granted 10,869,565 shares to the Company’s Board of Directors, Officers, and consultants. These shares were recorded at par value of $0.001, which was the grant date fair value of the common stock.At various times during 2015, the Company’s Founder contributed a total of $272,370 and was granted 24,900,000 shares of common stock. At December 31, 2015 and 2014, 35,869,565 and 100,000 shares, respectively, were issued and outstanding.

Note 5- Related Party Transactions

The Company has a revolving line-of-credit with a stockholder, for additional detail on this revolver, refer to Note 2.

In August 2015, the revolving line-of-credit agreement was superseded and replaced by a convertible note agreement, for additional detail of this line-of credit, refer to Note 3.

In addition, on October 1, 2015, the Company executed a consulting agreement with its founder and stockholder. The consulting agreement with the Company provides that if and when the Company receives $20 million or more in investments from third parties (excluding further investment from its founder), the founder will receive compensation totaling $240,000 in recognition of services as Chairman, President, and Secretary performed between January 1, 2014 and December 31, 2015.

In 2015, the Company entered into a convertible note with a stockholder, consultant, and Board member of the Company. For additional detail on this convertible note, refer to Note 3.

One of the Company’s engineering officers, Board members, and stockholders owns an engineering practice that conducts business with the Company. For the years ended December 31, 2015 and 2014, the Company paid this vendor $66,463 and $84,036, respectively. The Company owed this vendor $136,243 and $21,463 as of December 31, 2015 and 2014, respectively.

The Company also conducts business with a vendor that is owned by one of the Company’s officers and stockholders and currently provides the Company with consulting CFO work. For the years ended December 31, 2015 and 2014, the Company paid this vendor $32,710 and $9,100, respectively. The Company owed this vendor $28,900 and $1,100 as of December 31, 2015 and 2014, respectively.

The Company also performs legal work with another consultant and stockholder’s firm. For the years ended December 31, 2015 and 2014, the Company paid this vendor $129,336 and $86,533, respectively. The Company owed this vendor $346,485 and $38,341 as of December 31, 2015 and 2014, respectively.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 6 - Commitments and Contingencies

Consulting Agreements

On August 1, 2015, the Company entered into an agreement with a third-party consultant for services relating to the possible Regulation A+ offering (the “Offering”). Thirty days after the Offering close, the Company will owe the third-party consultant a one-time cash payment of $200,000. If the Offering never closes, the Company will be obligated to pay $20,000 on the first day of each month, commencing on June 1, 2016 through February 1, 2017. If the closing does not occur by March 1, 2016, but occurs any time during the period from May 1, 2016 through February 1, 2017, the remaining balance of the $200,000 one-time payment will be accelerated for payment 30 days after closing. In addition to the one-time payment noted above, the Company will also owe this third-party consultant $50,000 of the Company’s common stock, to be valued at the price per share equal to the investor’s price under the Offering.

On July 8, 2015, the Company entered into an agreement with a third-party consultant for services relating to operating a web-based platform for prospective investors. The compensation is an administrative fee equal to $50 per investor. The agreement is in effect until July 8, 2016.

During 2015, the Company engaged a broker-dealer consultant to perform administrative functions in connection with the Offering in addition to acting as the escrow agent. Compensation for this consultant is $2 per domestic investor for the anti-money-laundering check and a fee equal to 1.0% of the gross proceeds from the sale of the shares offered. If the Company elects to terminate the Offering prior to its completion, the Company has agreed to reimburse the consultant for its out-of-pocket expenses incurred in connection with the services provided under the agreement. Additionally, the Company will pay $225 for account set-up and $25 per month for so long as the Offering is being conducted, but in no event longer than two years ($600 in total fees), and up to $15 per investor for processing incoming funds. The Company will pay an affiliated company of the consultant, a technology service provider, $4 for each subscription agreement executed via electronic signature. The agreement terminates on January 21, 2017.

Note 7 - Subsequent Events

The Company has evaluated all subsequent events through the auditors’ report date, which is the date the financial statements were available for issuance. There were no subsequent events that required recognition or disclosure in the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of Denver, State of Colorado, on May 20, 2016.

XTI Aircraft Company
By David E. Brody

/s/ David E. Brody
Chairman of the Board
Date: May 20, 2016

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

/s/ David E.Brody
David E. Brody, President
Date: May 20, 2016

/s/ Andrew Woglom
Andrew Woglom, Chief Financial Officer and Chief Accounting Officer
Date: May 20, 2016

/s/ Charles Johnson
Charles Johnson, Director
Date: May 20, 2016

/s/ Dennis Olcott
Dennis Olcott, Director
Date: May 20, 2016